EXHIBIT 12
PRIMUS GUARANTY, LTD
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings (loss):
Net income (loss) available to common shares	$1,460,280	$(1,716,146)	$(563,541)	$94,891	$4,083
Provision (benefit) for taxes	185	61	52	42	46
Distributions on preferred securities of subsidiary	3,417	6,642	7,568	5,683	3,865

Income (loss) from continuing operations before taxes (a)	1,463,882	(1,709,443)	(555,921)	100,616	7,994

Add:
Fixed charges	12,533	23,674	28,297	16,532	6,525

Subtract:
Distributions on preferred securities of subsidiary	(3,417)	(6,642)	(7,568)	(5,683)	(3,865)

Adjusted earnings (loss)	$1,472,998	$(1,692,411)	$(535,192)	$111,465	$10,654

Fixed charges:
Interest expense	9,116	17,032	20,729	10,849	2,660
Distributions on preferred securities of subsidiary	3,417	6,642	7,568	5,683	3,865

Total fixed charges and preferred distributions	$12,533	$23,674	$28,297	$16,532	$6,525

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary (b)	117.53	(71.49)	(18.91)	6.74	1.63

(a)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.

(b)	Due to the losses for the years ended December 31, 2008 and 2007, respectively, the ratio coverage was less than 1:1. Additional earnings of approximately $1.7 billion and $563.5 million for the years ended December 31, 2008 and 2007, respectively, would be needed to achieve the coverage ratio of 1:1.